                                                                                        Exhibit 99.1

FOR IMMEDIATE RELEASE

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
FIRST QUARTER OF 2006

- Quarterly Revenues Grow 13% Year-over-Year to $19.4 Million
- GAAP EPS 1 Cent
- Adjusted EPS 9 Cents

JERSEY CITY, N.J. — May 2, 2006, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for its fiscal 2006 first quarter ended March 31, 2006. Fundtech posted quarterly revenues of $19.4 million, a 13% increase year-over-year, compared to first quarter revenue of $17.2 million in 2005, and a 2% sequential decrease compared to fourth quarter revenue of $19.8 million in 2005.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $161,000 or $0.01 per diluted share, for the first quarter of 2006 compared with net income of $514,000, or $0.03 per diluted share, in the first quarter of 2005, and net income of $1,604,000, or $0.10 per diluted share, in the fourth quarter of 2005.

Excluding stock-based compensation, amortization of intangibles and amortization of capitalized software costs, Fundtech’s adjusted net income for the first quarter of 2006 was $1.4 million, or $0.09 per diluted share, compared with $1.2 million, or $0.08 per diluted share, in the first quarter of 2005 and $2.3 million, or $0.15 per diluted share, in the fourth quarter of 2005. (See Schedule A attached to this news release -- Reconciliation to GAAP).

“We came in at the high end of our EPS guidance and while we experienced the expected seasonal sequential first quarter revenue decline, we’re very pleased to report a 12% year over year organic revenue growth,” said CEO Reuven Ben Menachem. “We expect to renew our sequential growth in the second quarter and estimate that revenues will increase by 8%-10% compared to the first quarter.”

First quarter highlights:

•	Fundtech closed 32 new deals and added 2 new bank customers
•	Closed 2 new system sales: One Global PAYplus and one Swift.
•	Selected by a global bank to implement a global remittance system.
•	Selected by the four largest banks in Israel to implement a Global Liquidity Management solution for the Israeli market.

Guidance
The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

For the second quarter of 2006 we expect revenues of between $21.0 million and $21.5 million, GAAP earnings per diluted share of between $0.04 and $0.06 and adjusted earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.13 to $0.15.

We are not changing our guidance for fiscal 2006. We expect revenues of between $80 million and $84 million, GAAP earnings per diluted share of between $0.19 and $0.28 and adjusted earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.50 to $0.60

We estimate that amortization expenses for the remaining three quarter of 2006 will be approximately $710,000 per quarter and that stock compensation expenses for the third and fourth quarter will be approximately $550,000 per quarter; for the second quarter we expect stock compensation expenses of approximately $720,000.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) tomorrow, Wednesday, May 3, to discuss the Company’s first-quarter 2006 results and financial guidance, and to answer questions from the investment community.

To participate, please call (866)-713-8563 or 617-597-5311 and ask for the Fundtech Call.

A replay of the conference call will be available for playback from noon (ET) May 3 until midnight (ET) May 10. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, passcode 90341127.

This call will also be webcast live on: http://www.fundtech.com. An online replay will be available until May 31.

About Fundtech

Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency; while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to second-quarter revenues; second-quarter GAAP earnings per share; second-quarter adjusted earnings per share; full-year 2006 revenues; full-year 2006 GAAP earnings per share; and full-year 2006 adjusted earnings per share. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2004. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	March 31,	December 31,
	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	$31,200	$30,807
Short term investments	--	216
Marketable securities - short term	23,675	18,576
Trade receivables, net	20,155	17,262
Other accounts receivable, prepaid expenses and inventories	2,761	2,601
		-
Total current assets	77,791	69,462

Severance pay fund	920	871
Long term lease deposits	746	734
Prepaid expenses	1,238	1,321
Property and equipment, net	10,259	10,281
Goodwill, net	17,655	17,655
Other assets, net	4,765	5,477

Total assets	$113,374	$105,801

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$1,399	$2,021
Deferred revenues	14,894	7,686
Accrued restructuring expenses	336	336
Employee and payroll accruals	2,875	3,225
Other accounts payable and accrued expenses	6,423	6,285

Total current liabilities	25,927	19,553

Accrued severance pay	1,056	981
Accrued restructuring and other expenses	49	100
Other long term liabilities	115	157

Total liabilities	27,147	20,791

Shareholders' equity:
Share capital	45	44
Additional paid-in capital	145,119	144,226
Accumulated other comprehensive income ( loss)	(381)	(414)
Deferred compensation	(1,461)	(1,590)
Accumulated deficit	(57,007)	(57,168)
Treasury stock, at cost	(88)	(88)

Total shareholders' equity	86,227	85,010

Total liabilities and shareholders' equity	$113,374	$105,801

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended
	March 31,
	2006	2005	2006	2005
Revenues:
Software license	$2,796	$4,572	14%	27%
Software hosting	3,027	2,559	16%	15%
Maintenance	5,484	4,824	28%	28%
Services	8,101	5,186	42%	30%
Hardware sales	--	39	0%	0%

Total revenues	19,408	17,180	100%	100%

Operating expenses:
Software licenses costs	134	170	1%	1%
Amortization of capitalized software development costs	394	394	2%	2%
Amortization of other intangible assets	319	279	2%	2%
Maintenance, hosting and services costs [1]	8,201	6,892	42%	40%
Hardware costs	--	36	0%	0%
Software development [1]	3,697	3,448	19%	20%
Selling and marketing [1]	3,715	3,210	19%	19%
General and administrative [1]	2,853	2,198	15%	13%

Total operating expenses	19,313	16,627	100%	97%

Operating income	95	553	0%	3%
Financial income, net	440	254	2%	1%
Income taxes	(374)	(293)	-2%	-2%

Net income	$161	$514	1%	3%

Net income per share:
Net income used in computing income per share	$161	$514
Basic income per share	$0.01	$0.03
Diluted income per share	$0.01	$0.03
Shares used in computing:
Basic income per share	14,999,808	14,715,867
Diluted income per share	16,029,209	15,587,864

Adjusted net income per share:
Adjusted net income used in computing income per share	$1,436	$1,187
Adjusted net income per share	$0.09	$0.08
Shares used in computing adjusted net income per share	16,029,209	15,587,864

Reconciliation of net income to adjusted net income:
Net income	$161	$514
Amortization	713	673
Stock-based compensation	562	--

Adjusted net income	$1,436	$1,187

[1] Includes charges for stock-based compensation in 2006

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended March 31,
	2006	2005
CASH FLOWS FROM OPERATIONS:
Net income	$161	$514
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,583	1,447
Decrease (increase) in trade receivables	(2,885)	924
(Increase) decrease in prepaid expenses, other accounts receivable and inventories	(76)	(864)
Decrease in trade payables	(625)	(100)
Increase in deferred revenues	7,192	6,845
Decrease in employee and payroll accruals	(356)	(391)
Increase (decrease) in other accounts payable and accrued expenses	134	(711)
(Decrease) in accrued restructuring expenses	(51)	(86)
Increase in accrued severance pay, net	26	8
Decrease (increase) in accrued interest on marketable securities	88	(23)
Gains on disposition of fixed assets	(1)	--
Stock-based compensation	562	--
Interest expense for long term other assets	31	--
		-
Net cash provided by operations	5,783	7,563

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(9,864)	(3,496)
Proceeds from held-to-maturity marketable securities	4,677	1,000
Investment in long term held-to-maturity marketable securities	--	(3,870)
Proceeds from long term held-to-maturity marketable securities	--	--
Investment in short term deposits	216	--
Purchase of property and equipment	(836)	(1,411)
Increase in long-term lease deposits and prepaid expenses	(12)	(72)
Investments in subsidiaries	--	(10)
Proceeds from sale of fixed assets	1	--

Net cash used in investing activities	(5,818)	(7,859)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	461	619
(Increase) decrease in long-term other assets	(75)	2

Net cash provided by financing activities	386	621

Effect of exchange rate on cash and cash equivalents	42	(161)

Increase in cash and cash equivalents	393	164
Cash and cash equivalents at the beginning of the period	30,807	27,810

Cash and cash equivalents at the end of the period	$31,200	$27,974

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted net income as contained in the
Company's press release:

	Three Months Ended March 31,				December 31,
	2006		2005		2005

Reconciliation of net income (loss) to adjusted net income:

Net income (loss)	$161[1	]	$514[1	]	$1,604[1	]
Amortization of capitalized
software development costs	394		394		394
Amortization of other intangible assets	319		279		319
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	57		--		--
Software development	37		--		--
Selling and marketing	124		--		--
General and administrative	344		--		--

Adjusted net income	$1,436		$1,187		$2,317

Adjusted net income per share	$0.09		$0.08		$0.15

Shares used in computing
adjusted net income per share	16,029,209		15,587,864		15,852,192

[1] Net income per share (diluted) was approximately $0.01, $0.03 and $0.10 for the three months ended March 31, 2006 and 2005 and the three months ended December 31, 2005, respectively.